SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 September 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







EXHIBIT INDEX


1.1      Director/PDMR Shareholding released on 01 September 2005
1.2      Director/PDMR Shareholding released on 08 September 2005
1.3      Director/PDMR Shareholding released on 13 September 2005
1.4      Director/PDMR Shareholding released on 13 September 2005
1.5      Director/PDMR Shareholding released on 14 September 2005
1.6      Director/PDMR Shareholding released on 19 September 2005
1.7      Issue of Equity released on 20 September 2005
1.8      Transaction in Own Shares released on 21 September 2005
1.9      Transaction in Own Shares released on 22 September 2005
2.0      Transaction in Own Shares released on 23 September 2005
2.1      Transaction in Own Shares released on 26 September 2005
2.2      Transaction in Own Shares released on 27 September 2005
2.3      Transaction in Own Shares released on 28 September 2005
2.4      Transaction in Own Shares released on 29 September 2005
2.5      Transaction in Own Shares released on 30 September 2005
2.6      Transaction in Own Shares released on 30 September 2005

EXHIBIT 1.1


We were notified on 31 August 2005 by Computershare Plan Managers that, through the exercise of options to purchase shares under the BP ShareSaveUK Plan, on 1 September 2005 Mr I.C. Conn, Director of BP p.l.c., will acquire 1,355 BP Ordinary shares (ISIN number GB0007980591) @ GBP4.98 per share and Mr P.B.P. Bevan, a person discharging managerial responsibility in BP p.l.c. will acquire 840 BP Ordinary shares @ GBP4.52 per share.

EXHIBIT 1.2



We were advised yesterday, 7 September 2005, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 6 September 2005 @ GBP6.336674 per share, through the BP Dividend Reinvestment Plan:-


Dr. A.B. Hayward                     1,456 shares
Mr. J.A. Manzoni                     1,399 shares
Mr. I.C. Conn                        71 shares

EXHIBIT 1.3

We were advised on Monday 12 September 2005 by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 6 September 2005 @ GBP6.295 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-


Dr. A.B. Hayward                     30 shares
Mr. J.A. Manzoni                     25 shares
Mr. I. C. Conn                       30 shares

EXHIBIT 1.4

We were advised on 12 September 2005 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 6 September 2005 @ $70.1855 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr        50.9273 ADSs
                          (equivalent to approximately 306 Ordinary shares)


Mr. I.C. Conn             48.6306 ADSs
                          (equivalent to approximately 292 Ordinary Shares)

EXHIBIT 1.5

We were advised today, 14 September 2005, by Computershare Plan Managers that on 12 September 2005 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.385 per share through participation in the BP ShareMatch UK Plan:-

Directors
Mr. I. C. Conn                      54 shares
Dr. A.B. Hayward                    54 shares
Mr. J.A. Manzoni                    54 shares

Persons Discharging Managerial Responsibilities
Mrs Vivienne Cox                    54 shares
Mr Andrew G. Inglis                 54 shares

EXHIBIT 1.6

We were advised on 16 September 2005, by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 6 September 2005 @ GBP6.336674 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-



Mr I C Conn                         250 shares
Dr. A.B. Hayward                    714 shares
Mr. J.A. Manzoni                    753 shares

EXHIBIT 1.7

                BP LISTS NEW SHARES FOR PAYMENT TO TNK PARTNERS

BP announced today September 20, 2005 that it has applied for a total of 108,628,984 Ordinary Shares of US$0.25 ('shares') to be admitted to the Official List.

These shares are being issued today to Grove Oil & Gas Holdings Limited (formerly Alfa Oil & Gas Holdings Limited (AlfaCo, 54,314,492 shares)), Cromwell Resources Limited (AccessCo, 27,157,246 shares) and Starlite Investment Corp. (RenovaCo, 27,157,246 shares) as the second of three tranches of deferred consideration in connection with the amended and restated sale and purchase agreement relating to the formation of TNK-BP, dated August 29, 2003. They will rank pari passu with the existing Ordinary Shares.

The shares will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Dealings are expected to commence today.

EXHIBIT 1.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 September 2005

BP p.l.c. announces that on 20 September 2005, it purchased 10,290,000 ordinary shares at prices between 660.50 pence and 675.00 pence per share and between 1187.50 cents and 1198.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 598,883,081 ordinary shares in Treasury, and has 20,923,295,757 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 September 2005

BP p.l.c. announces that on 21 September 2005, it purchased 8,252,000 ordinary shares at prices between 658.50 pence and 668.00 pence per share and between 1195.00 cents and 1199.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 607,135,081 ordinary shares in Treasury, and has 20,916,154,818 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 September 2005


BP p.l.c. announces that on 22 September 2005, it purchased 7,159,200 ordinary shares at prices between 654.50 pence and 668.00 pence per share and between 1178.83 cents and 1193.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 614,294,281 ordinary shares in Treasury, and has 20,910,013,811 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 September 2005

BP p.l.c. announces that on 23 September 2005, it purchased 7,376,200 ordinary shares at prices between 657.00 pence and 662.50 pence per share and between 1173.67 cents and 1176.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 621,670,481 ordinary shares in Treasury, and has 21,011,952,905 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 September 2005

BP p.l.c. announces that on 26 September 2005, it purchased 6,000,000 ordinary shares at prices between 655.00 pence and 663.00 pence per share. The purchased shares will be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 627,670,481 ordinary shares in Treasury, and has 21,006,593,260 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 September 2005

BP p.l.c. announces that on 27 September 2005, it purchased 6,300,000 ordinary shares at prices between 668.00 pence and 675.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 633,970,481 ordinary shares in Treasury, and has 21,000,464,752 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  29 September 2005

BP p.l.c. announces that on 28 September 2005, it purchased 5,100,000 ordinary shares at prices between 673.75 pence and 678.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 639,070,481 ordinary shares in Treasury, and has 20,995,553,386 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 September 2005

BP p.l.c. announces that on 29 September 2005, it purchased 6,600,000 ordinary shares at prices between 682.00 pence and 685.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 645,670,481 ordinary shares in Treasury, and has 20,989,111,702 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6



30th September 2005

BP plc
--------------------------

BP share repurchase programme
----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st October 2005 and ends on 25th October. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 03 October 2005                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary